April 27, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director, Mail Stop 3720
Ms. Kathleen Krebs, Special Counsel
Ms. Jessica Plowgian, Attorney-Advisor

RE:	Infinera Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2009
File No. 001-33486

Ladies and Gentlemen:

Infinera Corporation (the “Company” or “we”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated April 24, 2009 (the “Comment Letter”) relating to the Company’s supplemental response letter submitted on April 23, 2009 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-33486) (the “Preliminary Proxy”). For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

Compensation Discussion and Analysis, page 31

1.	We note your response to comment one from our letter dated April 17, 2009. We further note that your proposed disclosure references “certain pre-determined operational metrics” used to establish the Chief Executive Officer’s total compensation as well as the compensation of other named executive officers. Please disclose the nature of these metrics. For each named executive officer, please explain how the compensation committee’s consideration of each executive’s “seniority, position, functional role and level of responsibility” in determining such officer’s base salary (as discussed on page 35) and the committee’s consideration of your officers’ “ability to impact [y]our results that drive stockholder value, their organization level, [and] their potential to take on roles of increasing responsibility” in determining equity awards (as discussed on page 37), resulted in the compensation awarded to such executives. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we will disclose in our Definitive Proxy Statement on Schedule 14A (File No. 001-33486) (the “Definitive Proxy”) the metrics considered to establish our Chief Executive Officer’s total compensation as well as the compensation of our other named executive officers. Those metrics were tied to the Company’s financial performance and included our invoiced shipment results, cash flows from operations, gross margins on invoiced shipments and operating profits from invoiced shipments. In response to the Staff’s comment, we will also revise the additional disclosure we plan to make on pages 31-37 of the Definitive Proxy to provide the following additional analysis:

We will add the following revised rider on page 31 of the Definitive Proxy as the last paragraph under the sub-section titled “– Compensation Philosophy and Objectives”:

“Taking into consideration the above philosophy and objectives, in establishing the total compensation for our Chief Executive Officer (“CEO”) in 2008, our Compensation Committee reviewed the Company’s past financial performance, including a review of the following metrics approved by our Board - invoiced shipment results, cash flows from operations, gross margins on invoiced shipments and operating profits from invoiced shipments - and made an overall assessment of our performance based on our current strategic plan. The Compensation Committee determined that the company and our CEO performed well overall in light of the challenging global economic environment and our performance as measured against our Peer Group. Based on this information, our Compensation Committee then reviewed competitive market data from various sources, including Peer Group data and other relevant survey information, from

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

which the Compensation Committee developed and approved our CEO’s total compensation. The Compensation Committee followed this same process for establishing the total compensation of our other named executive officers, but also took into consideration input from our CEO with respect to the individual performance of each such other named executive officer. The Compensation Committee also made similar decisions as to the performance of the other named executive officers as it did for our CEO. While no particular weight was given to any specific performance metric, the Compensation Committee used this information to guide them in their determinations of the different elements of compensation set forth below.”

We will add the following revised rider on page 35 of the Definitive Proxy after the last sentence of the first paragraph under the sub-section titled “– Principal Elements of Executive Compensation – Base Salaries”:

“Infinera became publicly traded in 2007. Prior to that time, our executive officers were generally provided below market salaries, but with a larger component of equity compensation. The purpose during that time was to incentivize our executives to drive the long-term value of Infinera and allow them to share in Infinera’s success through the appreciation in the value of our common stock. As with many private companies in the technology sector, our executives were willing to forego larger salaries and cash bonus opportunities that might have otherwise been available in the public company sector for the upside potential in our common stock. Our philosophy following our initial public offering generally has remained the same, in terms of overweighting the equity component of our named executive officers’ compensation relative to their base salary and total cash compensation. However, since our initial public offering we have begun to take steps to align our executives’ pay with those of our Peer Group. Despite our belief that the 25th to 50th percentile range for base salaries generally is on the low side for executives’ fixed compensation for the services they provide, Infinera believes that, at this time, it is reasonable to trail its market targets with respect to base compensation in certain instances and that doing so will still continue to meet our retention needs. For instance, our CEO, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) receive base salaries below the 25th percentile compared to our Peer Group. While these executives’ seniority, positions and level of responsibility may justify a higher base salary, we believe their current salaries remain appropriate given that these executives have been with Infinera a number of years (before our initial public offering) and they continue to be motivated by the upside potential in their equity and their bonus opportunities. In the future, we expect that we may increase the salaries for these

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

named executive officers to align them more closely to base salary levels that reflect their seniority, position and level of responsibility within Infinera compared against our Peer Group. Our VP, Worldwide Sales and our Chief Marketing and Strategy Officers (“CMO”) base salaries were approximately at the 50th percentiles as compared to market data. These two positions have higher base salaries relative to the market data than our other named executive officers, but are at the same absolute level as our other named executive officers because we feel it is important that we maintain similar base salaries among our executives. It has been our determination that each of our named executive officers plays a critical role in our success and having disparate base salaries among our executives does not serve our purpose of striving toward greater success in a unified manner. In the future, we expect to continue to evaluate executives’ contributions to Infinera and balance these determinations with our desire to maintain a certain level of internal pay equity, all in light of market data available at that time.”

We will add the following revised rider on page 37 of the Definitive Proxy to the end of the last sentence of the third paragraph under the sub-section titled “– Principal Elements of Executive Compensation – Long-Term Equity-Based Incentive Compensation”:

“, although actual granted long-term equity award incentive compensation was higher or lower than this targeted positioning. For 2008, according to market survey data, the long-term equity awards granted to our CEO, VP, Worldwide Sales and CFO were between the 30th and 50th percentiles. For our COO and CMO, the long-term equity awards were above the 75th percentile according to market survey data, although there were no direct comparisons for our COO and CMO in our Peer Group. This varying range among our named executive officers reflects the Compensation Committee’s consideration of the factors listed above in the sub-section titled “– Compensation Philosophy and Objectives” as well as each executive officer’s current contributions to future strategic value creation and future potential to create strategic value for Infinera, including the achievement of longer-term critical operating tasks such as driving product development and growing sales in emerging markets. As stated above, we place no particular weight on any given factor, but rather balance these considerations and market benchmark data as a whole with our desire to maintain a certain level of internal pay equity among our senior executives. We believe our named executive officers have each performed their respective duties well, especially in light of these trying economic times. In determining the level of equity compensation to be granted to our CEO, CFO, and VP of Worldwide Sales, we focused primarily on their current equity holdings and the value they might expect to receive from these awards.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

Additionally, we have determined that the equity awards we grant to our COO, CFO and CMO should be consistent because we feel that their positions and level of responsibility within Infinera are similar and equally important to our success. Also, we have determined that there is insufficient data to determine comparable equity compensation for our COO and CMO relative to our Peer Group. As such, we relied more on maintaining internal pay equity among our COO, CFO and CMO in determining the level of equity provided to our COO and CMO. In the future, we expect to continue to analyze market data for these positions with the hope of being able to better place their compensation within our Peer Group.”

Incentive Bonus, page 36

2.	We have considered your response to comment three from our letter dated April 17, 2009. Please tell us how you calculate each financial performance objective. Explain whether the revenue and operating income targets consist of financial-statement line items, non-GAAP measures derived from financial-statement line items or other publicly-disclosed figures. Please provide further analysis as to why disclosure of such financial targets for the last fiscal year would cause you competitive harm when disclosure of the performance targets will occur after the actual company revenue and operating income have been disclosed in your Form 10-K. In addition, we note that much of the insight that you argue disclosure of these targets will afford competitors seems to be important trend and management strategy information that is required to be disclosed in management’s discussion and analysis of financial condition and results of operation. Therefore, please either provide us with the additional analyses we are requesting herein or disclose the performance targets and threshold levels that must be reached for payment to each executive. Refer to Item 402(b)(2)(v) of Regulation S-K.

If you believe that you may omit disclosure of the financial performance objectives for the incentive bonuses under Instruction 4 to Item 402(b) of Regulation S-K), please disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objectives or targets. General statements regarding the level of difficulty or ease associated with -achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For more information, please see also Question 118.04 of Regulation S-K’s Compliance and Disclosure Interpretations, available on out website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

RESPONSE: In response to the Staff’s comment, we will revise the discussion on pages 36-37 of the Definitive Proxy in the section titled “– Principal Elements of Executive Compensation – Incentive Bonus” to read as follows:

“Incentive Bonus. As discussed above, the Company’s compensation objective is to have a significant portion of each Section 16 Officer’s compensation tied to performance. To this end, the Company established an incentive compensation plan (the “2008 Bonus Plan”) that provided for performance-based cash incentive opportunities for certain employees, including each of the Section 16 Officers, other than Mr. Chandler, our VP, Worldwide Sales. In establishing the amount of these bonus compensation amounts, the Compensation Committee evaluated the total target cash compensation (base salary plus target amount of incentive cash payments) and compared it to the market benchmark data discussed above, including the Peer Group.

Under our 2008 Bonus Plan, the corporate objectives for bonuses for all Section 16 Officers, other than Mr. Chandler, were a combination of financial related measures as discussed below. The potential payouts under the 2008 Bonus Plan ranged from 0% to a maximum of 150% of the targeted bonus payouts. The 2008 Bonus Plan did not include a discretionary element for the payment of the bonus to the named executive officers. The Company’s performance for 2008 yielded no bonus payouts under the 2008 Bonus Plan.

In 2008, the Company’s objective was to target total cash compensation at approximately the 50 th percentile relative to competitive market practices, although the non-payment under the 2008 Bonus Plan resulted in payments significantly lower than the targeted cash compensation levels. For 2008, the following target bonus percentages, as a percentage of base salary, were applied: Mr. Singh—125%, Mr. Williams—65%, Mr. Fallon—65% and Dr. Welch—65%. The targets for our 2008 Bonus Plan were tied to four financial metrics—invoiced shipments/adjusted GAAP revenue, gross margin on invoiced shipments/adjusted GAAP revenue, cash from operations and operating profit based on invoiced shipments/adjusted GAAP revenue. These targets were set to be challenging but attainable if Infinera’s financial performance in 2008 was strong. Our 2008 Bonus Plan placed a 25% weighting on each financial metric and provided that attainment above 100% of a performance metric would result in additional bonus payouts on a proportional, straight-line basis. There was no cap on payouts under the 2008 Bonus Plan. The operating

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

profit based on invoiced shipments/adjusted GAAP revenue, which was set at $20 million, was set as a minimum threshold that needed to be achieved in order for any bonus payout to occur under the 2008 Bonus Plan. Since we did not achieve operating profit based on invoiced shipments/adjusted GAAP revenue of at least $20 million in 2008, no one received any bonuses under the 2008 Bonus Plan, including Messrs. Singh, Williams and Fallon and Dr. Welch.

We use invoiced shipment and adjusted GAAP operating measures as an indication of our baseline performance and also in setting targets for our 2008 Bonus Plan. Invoiced shipment measures reflect GAAP results adjusted for changes in our deferred revenue and deferred cost of inventory balances from the prior period. Effective April 2008, we established VSOE of fair value for most of our service offerings. Therefore, beginning in the second quarter of 2008, we used adjusted GAAP operating measures as an indication of our baseline performance and also in setting targets for our 2008 Bonus Plan. Adjusted GAAP results reflect our GAAP results reduced for amounts released from deferred revenue and deferred cost of inventory balances recorded prior to the second quarter of 2008 and previously reported in our invoiced shipment results. Each of these adjustments to our GAAP results were made in order to represent our results as they would have been reflected had we established vendor specific objective evidence (VSOE) of fair value for our service offerings and not been required to recognize revenue ratably. Both invoiced shipments and adjusted GAAP results exclude non-GAAP stock-based compensation expenses as it is difficult to forecast the impact of our share price on these costs. We believe that these non-GAAP financial measures were better measures of our actual operating performance and trends and, thus, were the appropriate measures to use as targets for determining bonus payouts under our 2008 Bonus Plan.

On April 30, 2008, our Compensation Committee made a change to the performance metrics of the 2008 Bonus Plan to reflect the change in our financial results reporting methodology to use “adjusted GAAP” instead of “invoiced shipment” results. At that time, we discussed that the adjusted GAAP metrics would cause results that are approximately 3-5% lower than the invoiced shipment results, which would likely negatively impact any potential payout under the 2008 Bonus Plan, but the Compensation Committee did not change the payout targets.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

The bonus payout for Mr. Chandler, our VP, Worldwide Sales, for 2008 was $239,584. To maintain his focus on our sales efforts, Mr. Chandler’s bonus for 2008 was solely based on our achievement of an annual invoiced shipment/adjusted GAAP revenue target. The 2008 bonus earned by Mr. Chandler was a percentage of each dollar of invoiced shipments generated by the Company, and includes a higher percentage payout at higher invoiced shipment levels. Mr. Chandler’s annual bonus for 2008 had an expected payout of 100% of his annual salary at 100% achievement of this invoiced shipment/adjusted GAAP revenue target, which was set at $450 million of invoiced shipments/adjusted GAAP revenue, and did not have a threshold or maximum payout. This target was set at a higher level than the invoiced shipment/adjusted GAAP revenue target for our other executive officers under the 2008 Bonus Plan.

In February 2009, the Compensation Committee approved the fiscal year 2009 incentive compensation plan (the “2009 Bonus Plan”) to establish the target bonus amounts and payout criteria for all eligible employees of the Company, including the Section 16 Officers. Any payout under the 2009 Bonus Plan is largely based on achievement by the Company against a mix of financial and operational goals. The financial goals consist of revenue, operating income and relative market share. The 2009 Bonus Plan places a 50% weighting on the financial goals and 50% weighting on the operational goals and establishes minimum thresholds for any bonus payout to occur. In light of the challenging economic climate, the Compensation Committee provided that the 2009 Bonus Plan will measure performance against these financial and operational metrics over both the first and second half of 2009. The 2009 Bonus Plan provides no cap on the financial goals performance metric and sets a 2x cap on the operational goals performance metric. The goals for the 2009 Bonus Plan may be reset for the second half of 2009 by the Compensation Committee. In addition, the Compensation Committee retains discretion to increase, reduce or eliminate the bonus that otherwise would be payable to an individual under the 2009 Bonus Plan based on actual performance and other factors determined by the Compensation Committee.”

For the executive officers, other than Mr. Chandler, the 2008 Bonus Plan was designed with a threshold objective tied to operating profit based on invoiced shipments/adjusted GAAP revenue. This minimum threshold was set at $20 million and was not achieved. Because the threshold objective was not achieved, the executive officers, other than Mr. Chandler, did not receive a bonus payout under the 2008 Bonus Plan. As a result, we have not disclosed the threshold levels under the 2008 Bonus Plan for achievement of the targets tied to invoiced shipments/adjusted GAAP revenue, gross margin on invoiced shipments/adjusted GAAP revenue and cash from operations because these thresholds are not material in the context of our executive compensation policies or decisions for 2008.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

For Mr. Chandler, 100% of his bonus payout for 2008 was tied to the achievement of an invoiced shipment/adjusted GAAP revenue target. There was not a threshold objective for Mr. Chandler to earn his bonus payout. Instead, Mr. Chandler’s bonus payout was determined as a percentage of achievement against the invoiced shipment/adjusted GAAP revenue target. This target was set at $450 million, which was set at a higher level than the invoiced shipment/adjusted GAAP revenue target for our other executive officers. We have disclosed this target for Mr. Chandler because it is the basis by which we calculated his 2008 bonus payout and thus material in the context of our executive compensation policies or decisions for 2008.

*        *        *

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (408) 572-5426. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Company’s 2009 proxy statement when the Staff’s review is complete.

Very truly yours,
INFINERA CORPORATION

/s/ Michael O. McCarthy III
Michael O. McCarthy III

cc:	Jagdeep Singh, President and Chief Executive Officer
Reed E. Hundt, Chairman of the Compensation Committee
Duston M. Williams, Chief Financial Officer
Richard A. Kline, Wilson Sonsini Goodrich & Rosati, PC